UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549
                               SCHEDULE 13G/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)
                    PACIFIC SUNWEAR OF CALIFORNIA, INC.

                               Common Stock
                      (Title of Class of Securities)

                                694873100

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO. 694873100           SC 13G/A

1.NAME OF REPORTING PERSON  Duncan-Hurst Capital Management Inc.

S.S. ir I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 33-0403387
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF AGROUP
(a)  [ ]
(b)  [ ]

3.SEC USE ONLY
4.CITIZENSHIP OR PLACE OF ORGANIZATION
Duncan-Hurst Capital Management Inc. is a California corporation.

5.   SOLE VOTING POWER NUMBER OF SHARES
     0
6.   SHARED VOTING POWER SHARES BENEFICIALLY OWNED BY EACH
     0
7.   SOLE DISPOSITIVE POWER REPORTING PERSON
     0
8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
    [ ]
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    0%
12. TYPE OF REPORTING PERSON*
    IA, CO

  *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 694873100             SC 13G/A

1. NAME OF REPORTING PERSON
   William H.  Duncan, Jr.
   S.S. ir I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
3.SEC USE ONLY
4.   CITIZENSHIP OR PLACE OF ORGANIZATIO
     United States

5.   SOLE VOTING POWER
     0
6.   SHARED VOTING POWER NUMBER SHARES
     0
7.   SOLE DISPOSITIVE POWER
     0
8.   SHARED DISPOSITIVE POWER

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  SHARES*
     [ ]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  9
     0%
12.  TYPE OF REPORTING PERSON*
     IA

  *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 694873100         SC 13G/A

Item 1(a)      Name of Issuer
               PACIFIC SUNWEAR OF CALIFORNIA, INC.

Item 1(b)      Address of Issuers Principal Executive Offices
               5200 EAST LA PALMA
               ANAHEIM, CALIFORNIA  92807

Item 2(a)       Name of Person Filing
                Duncan-Hurst Capital Management Inc.
Item 2(b)       Address of Issuers Principal Business or, if none, Residence
                4365 Executive Drive, Suite 1520
                San Diego, California  92121
Item 2c         Citizenship
                Reference is hereby made to item 4 to the cover pages
                incorporated by reference herein
Item 2(d)       Title of Class of Securities
                Common
Item 2(e)       Cusip Number
                694873100
Item 3          Type of person reporting
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
Duncan-Hurst Capital ManagementInc. is an Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940 and William H. Duncan, Jr.
is its principal shareholder, sole director, Chief Executive Officer and
Chief Investment Officer.

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CUSIP NO. 694873100

Item 4    Ownership

Reference is hereby made to Items 5-9 and 11 of the cover pages of this
Schedule 13G, which items are incorporated by reference herein. Duncan-
Hurst Capital Management Inc. and William H. Duncan, Jr. are the beneficial owners of, and hold sole dispositive power over, the number of shares reflected in Item 9 of the cover pages. However, certain clients for whom DuncanHurst Capital Managment In. acts asinvestment adviser retain the power to vote the shares and held in their advisory accounts, to direct Duncan-
Hurst Capital Management Inc. how to vote, or to provide guidelines and general instructions as to voting. Accordingly, Duncan-Hurst Capital
Management Inc. and William H. Duncan, Jr. may be deemed to share voting power with such clients. The number of shares reflected in Item 6 of the cover pages reflects shares held in such clients accounts.

Item 5   Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of
         securities, check the following   [X]

Item 6 Ownership of more than five percent on behalf of another person NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company
         NOT APPLICABLE

Item 8  Identification and Classification of members of the Group
        NOT APPLICABLE

Item 9  Notice of Dissolution of Group
        NOT APPLICABLE

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CUSIP NO. 694873100        SC 13G/A

Item 10        Certification

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                             SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999

DUNCAN-HURST CAPITAL MANAGEMENT INC.
By    /s/ Rebecca M. La Ferney

_________________________ ____________
REBECCA M. LA FERNEY
Vice President

/s/ William H. Duncan, Jr.

_________________________ ____________
WILLIAM H. DUNCAN, JR.
chief Investment Officer and Sole Director